

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Via Email
Deborah M. Evans
Senior Vice President and Chief Financial Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, Virginia 22482

> **Re: Bay Banks of Virginia, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-22955**

Dear Ms. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2012

Item 1. Business, page 1

1. Please tell us and revise future filings to indicate the Company's number of employees as required by Item 101(h)(4)(xii) of Regulation S-K.

Item 13. Interest of Directors and Officers in Certain Transactions, incorporated from page 24 of the Definitive Proxy Statement on Schedule 14A

2. Please confirm that by "other persons" in the representations included in this section, the Company means persons not related to it. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K. Confirm that the Company will provide the correct representation in future filings.

Signature Page

3. In future filings, please identify your principal accounting officer on the signature page of your 10-K. See General Instruction D(2) of Form 10-K.

Form 8-K Filed on May 23, 2013

Item 5.07 Submission of Matters to a Vote of Security Holders

4. We note at your Annual Meeting on May 20, 2013, shareholders voted, on an advisory basis, to approve compensation on a yearly basis. However, in the 5.07 8-K filed after this meeting, you did not include the Board's intentions as contemplated by Item 507(d) of Form 8-K. Please file an 8-K disclosing the intentions of the Board.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney